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                                                                 EXHIBIT (a)(12)


                                                CONTACT: Mark J. Plush
                                                         Chief Financial Officer
                                                         (440) 248-0400



                         KEITHLEY INSTRUMENTS ANNOUNCES
                   PRELIMINARY RESULTS OF ITS "DUTCH AUCTION"
                                SELF-TENDER OFFER


Cleveland, Ohio - December 11, 1998 - Keithley Instruments, Inc. (NYSE:KEI) today announced the preliminary results of its "Dutch Auction" self-tender offer which expired at 12:00 Midnight, New York City time, on Thursday, December 10, 1998. Keithley commenced the offer for up to 2,000,000 of its Common Shares, or approximately 40 percent of its then outstanding Common Shares (25 percent of Class B and Common Shares combined), at a price range of $5.75 to $7.00 per share, on November 11, 1998.

Based on a preliminary count by the First Chicago Trust Company of New York, the depository for the offer, a total of 405,747 Common Shares were properly tendered at or below $7.00 per share. Keithley expects to purchase, subject to final verification, all shares properly tendered at $7.00. After the shares are purchased Keithley will have 4,784,812 Common Shares and 2,692,528 Class B Shares outstanding.

"We view the fact that our tender was significantly under-subscribed as a sign that the majority of our shareholders remain confident in the long-term future of Keithley Instruments," stated Joseph P. Keithley, Chairman, President and Chief Executive Officer.

The determination of the actual number of shares to be purchased through the Dutch Auction and their purchase price are subject to final confirmation and proper delivery of all shares tendered (and not properly withdrawn), including shares tendered subject to guarantees of delivery. Payment for shares accepted for purchase and return of all shares tendered but not accepted for purchase will occur as soon as practicable after final accounting by the depository.

Keithley Instruments, Inc. provides electrical measurement solutions to the wireless communications, semiconductor and electronic components industries. Engineers and scientists around the world use Keithley's advanced hardware and software for process monitoring, production test and basic research.